F9 3/17

SECURITIES A 04004433 ION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53704

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Block Island Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Post Road, Suite 201
(No. and Street)

Darien (City) Connecticut (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravi Banerjee 203-662-0430
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SW

OATH OR AFFIRMATION

I, Ravi Banerjee, swear (or affirm) that, to tl best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm (Block Island Securities, LLC, as (December 31, 2003, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that (a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

JILL C. MAGUIRE
NOTARY PUBLIC
My Commission Expires August 31 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK ISLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Manager of
Block Island Securities, LLC

We have audited the accompanying statement of financial condition of Block Island Securities, LLC, (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Block Island Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 9, 2004

BLOCK ISLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	39,095
Securites owned - at market value		795,540
Receivable from clearing broker		2,109,021
Interest and dividends receivable		136
Other assets		10,196
TOTAL ASSETS	$	2,953,988

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold not yet purchased - at market value	$	739,277
Accrued expenses and other liabilities		30,095
TOTAL LIABILITIES		769,372
MEMBER'S EQUITY		2,184,616
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,953,988

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Block Island Securities, LLC (the "Company") was organized under the Limited Liability Company Act of the State of Delaware. The Company became registered as a broker-dealer with the Securities and Exchange Commission on January 11, 2002 and became a member the National Association of Securities Broker-Dealers, Inc. on October 7, 2003. Prior to that date the Pacific Exchange, Inc. was the Company's Self Regulatory Organization. In this capacity the Company executes proprietary transactions that are forwarded to Spear, Leeds and Kellogg, the Company's clearing agent, on a fully disclosed basis. The Company is a wholly owned subsidiary of Block Island Group, LLC (the "Parent").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities and securities sold, not yet purchased, are valued at their last sales price, or, in the case of listed options, at the mean between the last bid and ask price at the close of business on such day. The resulting unrealized gain or loss is reflected in income.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter party with which it conducts business.

As of December 31, 2003, primarily all of the securities owned and the amounts due to brokers reflected in the statement of financial condition are positions with and amounts due to Spear, Leeds and Kellogg.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Parent in which certain overhead expenses incurred by the Parent are allocated to the Company for its appropriate share. In addition, 100% reimbursement is made to the Parent for expenses directly related to the Company.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,974,030 which exceeded the minimum requirement of $100,000 by $1,184,030. The Company's ratio of aggregate indebtedness to net capital ratio was .015 to 1.